601 Lexington Avenue New York, New York 10022
Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

December 4, 2013

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Corp

Amendment No. 3 to Draft Registration Statement on Form S-1

Confidentially Submitted October 17, 2013

CIK No. 0001577670

Dear Mr. Kluck:

On behalf of Ladder Capital Corp, a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated November 8, 2013, to Marc Fox, Chief Financial Officer of the Company, with respect to the above-referenced Amendment No. 3 to Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which reflects these revisions and clarifies and conforms certain other information.

Risk Factors, page 19

There can be no assurance that we will be able to obtain the consent of our lenders …, page 45

Beijing        Chicago        Hong Kong        London        Los Angeles        Munich        Palo Alto        San Francisco         Shanghai        Washington, D.C.

December 4, 2013

1.	Staff’s Comment: We note your disclosure regarding the impact a change of control may have on your financing facilities. In an appropriate section, please provide disclosure regarding the discussions you have had with these lenders, including whether any lenders have indicated that they intend to terminate a financing facility. Further, please disclose the impact on your financial position if all of the lenders determine to terminate the lending agreements and require repayment or advise.

Response: The Company respectfully acknowledges the Staff’s comment. Ladder expects to have formal consents in place from all lenders from whom consent is required shortly, and in any event prior to the launch of the roadshow. In the event that any of such lenders do not provide their consent prior to the launch of the roadshow, the Company will amend the Registration Statement to provide the disclosure requested in the Staff’s comment.

Financial Statements of Ladder Capital Corp, pages F-3 through F-4

2.	Staff’s Comment: Please update the financial statements in accordance with Regulation S-X Rule 3-12.

Response: The Company respectfully acknowledges the Staff’s comment has revised Amendment No. 4 to comply with Regulation S-X Rule 3-12.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua Korff

Joshua Korff, P.C.

cc:	Mr. Marc Fox